ZIONS BANCORPORATION
One South Main Street
Salt Lake City, Utah 84111
(801) 844-7639

June 19, 2008

Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re: Zions Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-12307

Dear Mr. West:

The following responds to your letter dated May 22, 2008 regarding your review of the above-referenced filing.  As requested, we have keyed our responses to your comments, which have been repeated below.

Form 10-K for the Fiscal Year Ended December 31, 2007
Management's Discussion and Analysis
Balance Sheet Analysis – Loan Portfolio, page 81

1.
We note that you have large concentrations of commercial real estate loans in your loan portfolio.  Given this concentration, the increased risks associated with this type of lending and the well publicized deterioration and stresses in the commercial real estate market in certain states (including California, Arizona and Nevada); please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Your disclosures should address, but not be limited to the following:

•
Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product (e.g. maximum loan-to-value ratios, minimum covenant requirements, etc.);

•	Discuss maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

•	Explain how often you obtain updated appraisals and covenant information;

•
Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

•	Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

•
Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

Management Response:

Our Form 10-Q for the quarter ending June 30, 2008 will include expanded disclosure about our risk management practices for commercial real estate lending.  Among other things, our expanded disclosure will include a general description of the significant terms of our commercial real estate loan products.  For competitive reasons, this description will not be specific to any particular loan product.  It will also include a discussion of how the Company monitors and analyzes key features such as loan-to-value ratios.  We will also disclose the manner in which we monitor appraisals and collateral information and the extent to which we perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital.  The disclosure will also include an expanded discussion of economic trends related to commercial real estate loans and the impact these trends may have on net interest income after the provision for loan losses.

We have not been involved to any meaningful extent with insurance arrangements, credit derivatives, or any other default agreements as a mitigation strategy for commercial real estate loans.  We will disclose this fact in the Form 10-Q.

2.
We refer to your disclosure in Schedule 35 on page 91 concerning your commercial real estate portfolio by property type and collateral location. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including California, Arizona and Nevada, please revise future filings to disclose your credit quality indicators (e.g. average loan-to-value, historical delinquency rates, charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (commercial term, residential construction and commercial construction).

Management Response:

We are currently accumulating and evaluating the quantitative information necessary to provide the disclosure of certain credit quality indicators for the three product types by geographic region.  We believe that disclosure of detailed average loan-to-value information would be misleading because the values would not be representative of the actual values of the loan collateral.  Because updated appraisals are not obtained on a recurring basis for every credit, a wide range of appraisal dates results in average loan-to-value ratios that could be misleading.  We currently estimate that information for other relevant indicators, including some or all that you mentioned, will be available for our Form 10-Q filing for the quarter ending September 30, 2008, as previously discussed with Mr. David Irving.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responded to the comments in your letter.  The expanded disclosures will be included in our second and third quarter Form 10-Qs as previously indicated.  We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Name: Doyle L. Arnold
Title: Vice Chairman and Chief Financial Officer